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File Number 70-8667
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

AMENDMENT NO.  4
TO
FORM U-1

APPLICATION-DECLARATION UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania  15222-3199

and its subsidiary companies:

CNG COAL COMPANY	CNG STORAGE SERVICE COMPANY
CNG ENERGY SERVICES CORPORATION	CNG TRANSMISSION CORPORATION
  and its subsidiary company	CONSOLIDATED NATURAL GAS
  CNG PRODUCTS AND SERVICES, INC.	  SERVICE COMPANY, INC.
CNG FINANCIAL SERVICES, INC.	CONSOLIDATED SYSTEM LNG COMPANY
CNG POWER COMPANY	HOPE GAS, INC.
  and its subsidiary company	THE EAST OHIO GAS COMPANY
  CNG MARKET CENTER SERVICES, INC.	THE PEOPLES NATURAL GAS COMPANY
CNG PRODUCING COMPANY	VIRGINIA NATURAL GAS, INC.
  and its subsidiary	WEST OHIO GAS COMPANY
 company CNG PIPELINE COMPANY
CNG RESEARCH COMPANY

Consolidated Natural Gas Company,
a registered holding company,
is the parent of the other parties.

Names and addresses of agents for service:


STEPHEN E. WILLIAMS, Esq.,	N. F. CHANDLER, Esq., General Attorney
Senior Vice President and 	Consolidated Natural Gas Service
  General Counsel	  Company, Inc.
Consolidated Natural Gas Company	CNG Tower
CNG Tower	625 Liberty Avenue
625 Liberty Avenue	Pittsburgh, PA  15222-3199
Pittsburgh, PA 15222-3199

with a copy to:

Gary W. Wolf, Esq.
Cahill Gordon & Reindel
Eighty Pine Street
New York, NY  10005


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File Number 70-8667

SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Amendment No.  4
to
FORM U-1

APPLICATION-DECLARATION UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.  Description of Proposed Transaction
	    ___________________________________

     (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

          Consolidated Natural Gas Company (the "Company" or "Consolidated") is a public utility holding company registered as such under the Public Utility Holding Company Act of 1935 (the "Act" or "1935 Act"). It is engaged solely in the business of owning and holding all of the outstanding securities of sixteen directly owned subsidiary companies most of which are in the natural gas business. All directly and indirectly owned subsidiaries of Consolidated are referred to individually as "Subsidiary" and collectively as "Subsidiaries." The Subsidiaries are principally engaged in natural gas exploration, production, purchasing, gathering, transmission, storage, distribution, marketing and by-product operations. Consolidated and its Subsidiaries are referred to herein as the "Consolidated System" or "CNG System."


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I. OVERVIEW OF OMNIBUS TYPE APPLICATION

	This application-declaration ("Application") contains the request of Consolidated and certain of its Subsidiaries for authorization for financing for the period beginning with the effective date of an order issued in this proceeding through March 31, 2001. The Application is an omnibus type filing and is a departure from Consolidated's traditional annual system financing requests in several respects. The Application is believed to be in alignment with the efforts of the Securities and Exchange Commission ("Commission") to modernize its administration of the Act.
	The Application seeks to consolidate in one filing all of the financing authorizations for the Consolidated System, and simultaneously asks for a significant amount of flexibility as to these financings - both as to characteristics and as to amounts. It is similar in concept to the shelf-type registration statement filings permitted under Rule 415 promulgated under the Securities Act of 1933 ("1933 Act"). The Application approaches financing from a system-wide viewpoint, and does not concentrate on the details of the individual components within the over-all system financing program. As long as Consolidated maintains a solid financial base which is reflected objectively by ratings of a nationally recognized statistical rating organization, Consolidated would be allowed a great deal of discretion with respect to its financing activities. This would allow it to be readily responsive so as to be able to take advantage of current financial market conditions, which, in turn, should make it more competitive with companies which are not subject to the jurisdiction of the Act.
	The Application strives to open pathways for a variety of activities which would occur within stated ambits, but for which specific prior authorization


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would not be needed.  Continuous Commission oversight would take place through disclosures of Consolidated System activities made in the Commission's integrated disclosure system in place for use under the 1933 Act and the Securities Exchange Act of 1934 ("1934 Act"), and through the notification system pursuant to this proceeding.
	The following is a summary description of how the Application differs from Consolidated's usual past annual financing applications.

Consolidated External Financings

1.	The Application seeks financing for an approximate 5 year period instead of the traditional 12 month fiscal financing period running from July 1 of one year through June 30 of the succeeding year.

2.	The Application requests authority for Consolidated to offer and sell a variety of securities in an "out of the basket" or "off the shelf" manner, and to sell the securities in a variety of ways in addition to the formerly required competitive bidding process. Consolidated would have the right to choose the amount, type and terms of a security, as appropriate to its needs and market conditions as they exist at the time of financing, provided (i) the aggregate amount of securities sold during the approximate 5 year period does not exceed $7 billion and (ii) its debt has an investment grade financial rating. Securities which may be


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	issued pursuant to this proceeding include common stock, preferred stock the terms of which are set by the Board of Directors, bonds, debentures, notes, other forms of indebtedness, monthly or quarterly income preferred securities, interest rate and equity swaps, and such other securities as may be authorized by the Commission by supplemental order pursuant to post-effective amendments.

3.	Consolidated seeks authority to organize and use new corporations, trusts, partnerships or other entities (individually, a "Financing Entity") which would be created for the purpose of facilitating financings involving the issuance of monthly or quarterly income preferred securities.

4.	Consolidated's currently effective authorization to sell up to $350 million of debt securities under its new indenture would be superseded by the omnibus Application; the ability to sell term debt thereunder would accordingly be extended as to time.

5.	Consolidated would be able to amend its certificate of incorporation to increase its authorized common stock and to authorize a new class of preferred stock (in place of its preferred stock currently authorized) with up-to-date terms and conditions determined by its Board of Directors as appropriate to meet the Company's needs and market conditions as they exist at the time of issuance. There are no shares of preferred stock presently outstanding.



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Intra-system Financings by Consolidated

6.	The Application seeks authority for Consolidated to finance certain of its
Subsidiaries through investment vehicles in addition to the traditional common stock, open account advances and long term note financings.

7.	The Application requests authority for Consolidated to finance certain of its Subsidiaries in an aggregate amount not exceeding $1.5 billion during the approximate 5 year period. The $1.5 billion excludes financing that is exempt pursuant to Rules 45 and 52. Consolidated would be allowed to use its discretion as to how much financing to give to each Subsidiary as its needs dictate during the period.

Intra-system and External Financings by Subsidiaries

8.	Second tier parent company financing of operational Subsidiaries thereof through transactions involving securities not covered by Rule 52 is included in the Application.

9.	External financing by certain Subsidiaries involving the issuance of securities not falling within the compass of Rule 52 and their use of Financing Entities would be authorized.

Changes in Authorized Capital

10.	The Application retains the request for Subsidiaries to alter their legal capitalization in order to engage in financing with their parent company.


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Parent Company Credit Support

11.	The Application requests authority for certain parent companies in the
Consolidated System to enter guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to obligations of their respective direct and indirect subsidiaries as required to enable them to carry on their business.

	The following describes which authorizations are specifically requested by each of the Consolidated subsidiaries which are a party to this proceeding.

*	Request to issue securities not covered by Rule 52, guarantee or otherwise support subsidiary obligations and/or to form a Financing Entity.

	CNG Producing Company
	CNG Energy Services Corporation
	CNG Storage Service Company
	CNG Power Company
	CNG Financial Services, Inc.

	These five Subsidiaries and any Financing Entity of theirs are collectively referred to herein as the "Non-utility Subsidiaries."

*	Request for utility company issuance of short-term debt to Consolidated, which is not subject to state utility commission approval.

		The East Ohio Gas Company
		The Peoples Natural Gas Company
		West Ohio Gas Company

	These three Subsidiaries are collectively referred to herein as the "Utility
Subsidiaries."


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*	Request to amend the certificate of incorporation to increase authorized capitalization to allow for issuance of additional shares of common stock.

		All Subsidiary parties

*	Request to buy back shares of its common or preferred stock from its immediate parent company.

		All Subsidiary parties

	All normal course of business financings by Subsidiaries will occur pursuant to either outstanding Commission authorizations until the expiration thereof, or under exemptive Rule 52, and are not a part of the authorizations requested herein.

II.  PARAMETERS FOR AUTHORIZATIONS

	The Application makes requests for authority, without any additional prior Commission approvals, to engage in future financing transactions for which the specific terms and conditions are not at this time known. Accordingly, it is appropriate that certain conditions concerning the financial status of Consolidated exist at the time of engaging in such activities. The general conditions for doing such financing activities without further prior approval are given directly below; further limitations on specific types of financing are set forth further herein.


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	CONSOLIDATED DEBT OF INVESTMENT GRADE AND MAINTENANCE OF EQUITY RATIO.
Consolidated would be authorized to engage in the financing activities described herein as long as (i) its long-term debt rating is of investment grade as established by a nationally recognized statistical rating organization (as that term is used in Rule 15c3-1(c)2(vi)(F) under the 1934 Act) and (ii) its common equity (as reflected in its most recent Form 10_K or Form 10-Q, as the case may be) does not fall below 30% of its consolidated capitalization. Consolidated will at all times during the authorization period ending March 31, 2001 strive to maintain a capital structure sufficient to keep an investment grade rating for its debt.

	EFFECTIVE COST OF MONEY ON BORROWINGS. The effective cost of money on borrowings occurring pursuant to the authorizations granted under the Application will not exceed 300 basis points over comparable term U. S. Treasury securities.

	EFFECTIVE COST OF MONEY ON OTHER APPROVED SECURITIES. The effective cost of money on preferred stock and other fixed income oriented securities will not exceed 500 basis points over 30 year term U.S. Treasury securities.

	MATURITY OF DEBT.  The maturity of indebtedness will not exceed 50 years.

	ISSUANCE EXPENSES. The underwriting fees, commissions, or other similar remuneration paid in connection with the non-competitive bid issue, sale or distribution of a security pursuant to the Application will not exceed 5% of the principal or total amount of the financing.


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	AGGREGATE DOLLAR LIMIT.  The aggregate amount of outstanding external financing effected by Consolidated for purposes including refunding of outstanding securities during the approximate 5 year period will not exceed $7 billion; for purpose of calculating the amount effected only outstanding amounts of short-term debt and under revolving credit arrangements will be counted. Further, credit support of underlying Subsidiary obligations (because the same would be subject to a separate $2 billion limitation) would not be included in the calculation. Interest and equity swaps will relate only to investments or obligations already existing at the time of the swap transaction.

III.  GENERAL FINANCING CONCEPT

	Even though no dollar amounts of specific financing transactions are discussed in this Application, Consolidated and its Subsidiaries would continue to develop capital budgets and estimates of other financing needs on an annual basis as they have customarily done for years. Actual financings during a given year would occur based upon such normal financial planning.
	Consolidated would continue to finance its utility Subsidiaries to achieve a Subsidiary capital structure which would be an approximately mirror image of that of the parent company. Certain restrictive covenants in the Indenture dated as of May 1, 1971 between Consolidated and Chemical Bank would continue to apply during the authorization period requested herein unless otherwise amended or such indenture is defeased. Such covenants require, among other things, that certain financial standards be met before dividends can be paid or additional funded debt may be incurred.


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	Consolidated and its Subsidiaries would be allowed to issue and sell additional debt, preferred stock or common stock or other types of securities approved for issuance in this proceeding without any additional prior Commission approval if Consolidated has a long-term debt rating of investment grade as established by a nationally recognized statistical rating organization. The provisions of the securities would be determined by Consolidated at the time of sale and would not be limited by any of the Commission's "policies" with respect thereto.
	To the extent not already exempt under Rule 52, Consolidated and its Subsidiaries would be permitted to engage in intra-system financing of their respective directly owned Subsidiaries without additional prior Commission approval. The use of proceeds from the financings would be limited to use in the operations of the respective businesses in which such Subsidiaries are already authorized to engage. However, on June 20, 1995 the Commission issued HCAR No. 26313 in which it published and solicited public comments on a proposed Rule 58 under the Act. This proposed rule would permit registered holding companies and their subsidiaries to acquire securities of companies engaged in specified nonutility activities without prior Commission approval. If Rule 58 is adopted, the proceeds of the financings proposed in this proceeding could also be used for these additional purposes.
	In HCAR Nos. 13105 and 13106, dated February 16, 1956, as amended in HCAR Nos. 16369 and 16758, dated June 22, 1970, the Commission adopted statements of policy with respect to the first mortgage bonds and preferred stock ("Statements of Policy"). To the extent that securities proposed to be issued and sold pursuant to an authorization granted in this proceeding may conflict with the Statements of Policy, request is hereby made for deviation from the Statements of Policy


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	Due to statutory requirements, the authorization requested herein to engage in external or intra-system financing without additional Commission approval do not apply in the case of any financing (other than through the use of internally generated funds) for the purpose of investing in either an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in
Sections 32 and 33 of the Act, respectively.    Consolidated  will be in
compliance with Rules 53 and 54 promulgated under the Act at the time any financing is consummated pursuant to authorization requested herein.

IV. DESCRIPTION OF SPECIFIC TYPES OF FINANCING

A. Consolidated External Financings

	Consolidated currently obtains funds externally through short-term debt financing, including commercial paper sales; long-term debt financing, such as debentures and notes; and sales of capital stock. Debt and preferred stock financings can be either privately placed or publicly distributed. Common stock can be issued and sold pursuant to underwriting agreements of a type generally standard in the industry. Public distributions can be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters, private placements or other non-public offering to one or more persons. All such debt and stock sales are at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Common stock is also sold pursuant to various existing or new employee benefit plans and dividend reinvestment plans. In addition, Consolidated now seeks to issue and sell monthly or quarterly income preferred securities and to engage in interest rate swaps.


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	Consolidated also seeks authority to engage in equity swaps.  An equity swap is one in which two counterparties exchange the rate of return of an equity investment for the rate of return of a non-equity investment or another equity investment. Typically, an investor will swap either fixed or floating rate interest payments for payments indexed on the performance of a broad-based stock index in a domestic or foreign market. An equity swap may also allow the exchange of one equity market risk (such as a fixed sum based on the S&P index) for another market risk (such as a sum based on a foreign equity market index). The use of equity swaps could be used by Consolidated to hedge earnings from domestic or international investments it may own, but would not be used in any way to transfer title to the equity securities owned by it which are used in the swap transaction. Consolidated requests reservation of jurisdiction over the use of equity swaps pending completion of the record as to exact form in which such transactions will occur.
	Consolidated may sell securities covered by this Application in any of the following ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser, or (iii) through agents.
If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by managing underwriters designated by the Company) or directly by one or more underwriters acting alone. The securities may be sold directly by the Company or through agents designated by the Company from time to time. If dealers are utilized in the sale of any of the


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securities, the Company will sell such securities to the dealers, as principal.
Any dealer may then resell such securities to the public at varying prices to
be determined by such dealer at the time of resale.	If equity securities are
being sold in an underwriting offering, the Company may grant the underwriters thereof a "green shoe" option permitting the purchase from the Company at the same price additional equity securities (an additional 15% under present guidelines) then being offered solely for the purpose of covering over-allotments.
	If debt securities are being sold, they may be sold pursuant to "delayed delivery contracts" which permit the underwriters to locate buyers who will agree with the Company to buy the debt at the same price but at a later date than the date of the closing of the sale to the underwriters. They may also be sold through the use of medium term notes and similar programs or in transactions covered by Rule 144A under the 1933 Act.

	1. Short-term Financing

	To provide financing for general corporate purposes, including financing gas storage inventories, other working capital requirements and construction spending until long term financing can be obtained, Consolidated would continue to sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Consolidated will reoffer such paper at a discount to corporate,


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institutional and, with respect to European commercial paper, to individual investors. It is anticipated that Consolidated's commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.
	Back-up bank lines of credit for 100% of the outstanding commercial paper are required by credit rating agencies. To satisfy this requirement, Consolidated proposes to establish back-up bank lines in an aggregate principal amount not to exceed the amount of authorized commercial paper. Consolidated would borrow, repay and reborrow under these lines from time to time, without collateral, to the extent that it becomes impracticable to sell commercial paper due to market conditions or otherwise. Loans under these lines shall have a maturity date not more than one year from the date of each borrowing.
	Consolidated may engage in other types of short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, bank lines and debt securities issued under its debt securities indenture and note programs.

	2. Long-term Financing

	Consolidated was authorized to issue and sell up to $500 million of debt securities in Commission order dated March 6, 1995, HCAR No. 26245, in File No. 70-8107. On April 12, 1995, Consolidated sold $150 million principal amount of 7 3/8% Debentures Due April 1, 2005, thus leaving $350 million of such authorization available for future use. The aforesaid 7 3/8% Debentures were,


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and new issuances of debt securities would be, issued pursuant to a new form of simplified indenture which was also authorized in the proceeding under File No. 70-8107. The authorization under the March 6, 1995 order expires on June 30, 1996.
	Consolidated is proposing herein a fundamental change in the method by which it would be authorized to engage in external financings, which would supersede the above authorization. Consolidated accordingly proposes to incorporate the specific authorization into the more general financing authorization requested in this Application. If such is permitted,
Consolidated would issue debt securities under its new indenture (or other securities indentures) pursuant to the authorization granted in this proceeding and not under the earlier specific authorization. One effect of this would be a removal of the terms and conditions and dollar amount limits in the earlier orders to the extent not replaced by like terms and conditions or issuance limitations imposed by an order in this proceeding. The effective date of the authorization to issue debt securities under the indenture would accordingly be extended, pursuant to an order issued in this proceeding, to March 31, 2001.
	Consolidated may engage in other types of long-term financing with such terms and conditions as it may deem appropriate in the context of its needs and
financial market conditions at the time of issuance.   Any long-term debt or
other security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, and sinking fund terms, conversion or put terms and other terms and conditions as Consolidated may at the time of issuance determine. Examples of such long-term securities would include convertible debt, medium term notes, monthly or quarterly income


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debt securities, other bank debt arrangements, and securities with call or put options similar to the conversion and put terms such as currently exist in Consolidated's outstanding 7 1/4 % Convertible Subordinated Debentures Due December 15, 2015. The issuance and sale of $250 million of these debentures were approved by SEC order, dated December 13, 1990, HCAR No. 25211, File No. 70-7811. These debentures will be purchased for cash by the Company at the option of the holders on December 15, 2000 at a purchase price equal to 100% of the principal amount thereof plus accrued interest, and are convertible at any time prior to maturity, unless previously redeemed, into shares of Common Stock of the Company at a conversion price of $54 per share, subject to adjustment under certain conditions.

	3. Stock Financing

	Consolidated may also issue and sell preferred or common stock, monthly or quarterly income preferred securities, or issue stock upon the exercise of convertible debt or pursuant to rights, options, warrants and similar securities. Consolidated may also buy back shares of such stock, during the authorization period.
	Consolidated obtains funds through the sale of its common stock (whether newly issued or treasury shares) sold pursuant to various employee benefit plans and a dividend reinvestment plan. From time to time in the future, other similar plans may be adopted by Consolidated, existing plans may be changed and Consolidated may issue securities to fund its obligations under employee


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benefit plans or arrangements.  For instance, a new dividend reinvestment plan and stock purchase plan allowing sales to persons not already shareholders may be implemented. Further, Consolidated's Board of Directors recently authorized the funding of the Company's obligations under various of it non-qualified plans and agreements through the issuance to a trust of up to 750,000 shares of Consolidated common stock, and adopted a 1995 Employee Stock Incentive Plan pursuant to which up to 2,000,000 shares of common stock may be issued over a ten year period. Consolidated also acquires treasury shares through the operations of such employee plans. Details concerning all the currently effective authorizations relating to these plans and treasury share acquisitions are set forth in Exhibit G. Consolidated now proposes to issue and/or sell shares of common stock pursuant to these existing plans and similar plans or plan funding arrangements hereafter adopted, and to engage in other sales of its treasury shares for reasonable business purposes, without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application. Such authorization would supersede all prior authorizations listed on Exhibit G, thereby simplifying considerably the extensive reporting for generally small transactions now in place under Consolidated's filings under the Act.

	4. Changes in Authorized Capital Stock

	On February 20, 1996, the Board of Directors of Consolidated adopted resolutions amending Article FOURTH of the Company's Certificate of Incorporation ("Certificate"), to (i) increase the number of authorized shares of common stock from 200,000,000 shares, $2.75 par value per share, to


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400,000,000 shares, $2.75 par value per share, (ii) to eliminate the Company's existing 2,500,000 shares of authorized preferred stock, $100 par value per share, and (iii) authorize 5,000,000 shares, par value $100 per share, of a new class of preferred stock ("New Preferred Stock") to increase the Company's financial flexibility. To effect such amendments to the Certificate, approval by a majority of the shares of the Company's outstanding common stock present in person or represented by proxy and entitled to vote at the Company's Annual Meeting of Stockholders scheduled for May 21, 1996 will be necessary. The exact language of the proposed amendments to effect such changes in the Certificate are set forth in the draft of the preliminary Notice, Proxy
Statement and Proxy filed herewith as Exhibit A-5.
	An increase in authorized common stock is proposed to insure that there will be sufficient authorized but unissued shares available for stock dividends, for use in connection with possible acquisitions and for other corporate purposes. The Company's Board of Directors has no present plans to issue additional shares of common stock, although the Company is continually reviewing various transactions that could result in the issuance of common stock.
	The Certificate provisions permitting the Board of Directors to issue New Preferred Stock from time to time would allow for such issuance in one or more series and with such voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications as the Board of Directors may, in its discretion, determine, including, but not limited to
(i) the distinctive designation of such series and the number of shares to constitute such series; (ii) the dividends, if any, for such series; (iii) the voting power, if any, of shares of such series; (iv) the right, if any, of the Company to redeem shares of such series and the terms and conditions of such redemption; (v) the retirement or sinking fund provisions, if any, of shares of such series and the terms and provisions relative to the operation thereof:
(vi) the amount, if any, which the holders of the shares of such series shall be entitled to receive in case of a liquidation, dissolution, or winding-up of the Company; (vii) the limitations and restrictions, if any, upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption, or other acquisition by the Company of , the Company's common stock, and (viii) the conditions or restrictions, if any, upon the creation of indebtedness or upon the issuance of any additional stock of the Company.
	The Board of Directors believes that availability of the New Preferred Stock will provide the Company with needed flexibility of action for possible acquisitions, financing transactions and other general corporate purposes. The New Preferred Stock would be available for issuance, on such terms as the Board of Directors determines, without further action by the stockholders unless such action is required by applicable law or stock exchange requirements or the New Preferred Stock is to be used for an anti-takeover purpose. The Company has no present plans, agreements or commitments for the issuance of the New Preferred Stock.
	Consolidated requests an order pursuant to Rule 62(d) authorizing it to solicit proxies from its shareholders approving the aforesaid proposed changes in the capital stock portion of its Certificate. Such proxies are being solicited by the Company's directors. The cost of solicitation will be paid by


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the Company.  In addition to the use of the mails, proxies may be solicited on behalf of the directors personally, or by telephone or telecopy, by employees of the Company and its subsidiaries with no special compensation to these employees. Kissel-Blake Inc., 110 Wall Street, New York, New York 10005, has been retained to assist in the solicitation of proxies at an estimated cost of $11,000.

	5.	Other Securities

	In addition to the specific securities for which authorization is sought herein, Consolidated also proposes to issue other types of securities that it deems appropriate during the period ending March 31, 2001. Consolidated requests that the Commission reserve jurisdiction over the issuance of additional types of securities. Consolidated also undertakes to file a post-effective amendment in this proceeding which will describe the general terms of each such security and request a supplemental order of the Commission authorizing the issuance thereof by Consolidated. Consolidated further requests that each supplemental order be issued by the Commission without further time-consuming public notice.

B. Parent-Subsidiary Intra-System Financing

     1.  Rule 52 Exemption

     Due to the Commission's adoption in HCAR No. 26311, dated June 20, 1995, of amendments to its exemptive Rule 52, much of the financing transactions between Consolidated and its Subsidiaries would now be exempt pursuant to such rule. However, to the extent that the transaction (i) involves the issue and sale of a short-term debt security by an Utility Subsidiary or (ii) involves the issue and sale by a Non-utility Subsidiary of a security not currently covered by Rule 52, Rule 52 would not apply. In order to cover these areas not included within the ambit of Rule 52, request is made to engage in Consolidated Utility Subsidiary short-term debt financings and Consolidated Non-utility Subsidiary security financings as described below.

     2. Intra-system Financings by Consolidated

	Consolidated would continue to provide financing to each of its directly owned Subsidiaries as required. Such financings would generally continue to be in the form of open account advances, long-term loans and/or capital stock purchases, as requested by the Treasurer of each such Subsidiary. Open account advances will provide funds for general corporate purposes, including gas storage inventories, other working capital requirements and temporarily for capital expenditures until long-term financing is obtained and /or cash is generated internally. Generally, Consolidated's long-term loans to, and purchase of capital stock from, such Subsidiaries will provide financing for their capital expenditures, and will be exempt transactions under Rule 52. The Subsidiaries may also, from time to time as deemed appropriate by them, buy back shares of their respective common stock or preferred stock from Consolidated. Request is made for retention of jurisdiction over such a buy-back of its capital stock by Hope Gas, Inc., the Peoples Natural Gas Company and Virginia Natural Gas Company pending completion of the record in regard to their respective required prior state commission approvals.
	Open account advances by Consolidated to Utility Subsidiaries, which would not be covered by Rule 52, may be made, repaid and remade on a revolving basis, with interest at the same effective rate of interest as Consolidated's daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings. If no such borrowings are outstanding then the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. Such advances will be made through the CNG System money pool ("Money Pool") authorized under Commission order dated June 12, 1986, HCAR No. 24128, File No. 70-7258.

	The Non-utility Subsidiaries propose to issue and Consolidated proposes to acquire other types of securities which do not qualify for use of Rule 52 but which are considered appropriate during the period of authorization granted pursuant to this Application. Consolidated and the Non-utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-utility Subsidiary. Consolidated and the Non-utility Subsidiaries further request that each supplemental order be issued by the Commission without further time-consuming public notice.

	3. Transactions between Certain Subsidiaries and their Subsidiaries

	Consolidated, CNG Energy and CNG Products and Services, Inc. have filed an application-declaration, File No. 70-8703, pursuant to which CNG Power and CNG Storage would become subsidiaries of CNG Energy. In the event such changes are authorized and occur, CNG Storage and CNG Power propose to issue and CNG Energy proposes to acquire other types of securities not covered by exemptive Rule 52 but which are considered appropriate during the period of the Commission's authorization in this proceeding. CNG Energy, CNG Storage and CNG Power accordingly request that the Commission reserve jurisdiction over the issuance of additional types of securities and also undertake that they will cause a post-effective amendment to be filed in this proceeding describing the general terms of each such security and obtain a supplemental order of the Commission authorizing the acquisition and issuance thereof. Such supplemental orders may be issued by the Commission without further public notice in the Federal
Register.

	4. Changes in Capital Stock of Subsidiaries

	The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Consolidated or other immediate parent company during the approximate 5 year authorization period cannot be ascertained at this time. It may happen that the proposed sale of common stock may in some cases exceed the currently authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use other forms of capital stock. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to increase the amount of any such Subsidiary's authorized common stock capitalization by an amount deemed appropriate by Consolidated or other immediate parent company in the instant case, but in no event to exceed twice the currently authorized amount of common stock capitalization. A Subsidiary would be able to change the par value, or change between par and no-par common stock, without additional Commission approval.

C.	External Non-exempt Financing by Non-Utility Subsidiaries

	The Non-utility Subsidiaries are expected to be active in the development and expansion of energy-related, non-utility businesses in the Consolidated System. They will be competing with large, well-capitalized companies in different sectors of the energy industry. In order to accomplish investments in such competitive arenas, it will be necessary for the Non-utility
Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. For example, the Non-utility Subsidiaries may issue and sell monthly or quarterly income preferred securities pursuant to Rule 52.
	The Non-utility Subsidiaries may engage in types of security financing with non-affiliates which do not qualify for the application of Rule 52. The Non-utility Subsidiaries therefore request that the Commission reserve jurisdiction over the issuance of such additional types of securities. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-utility Subsidiary. The Non-utility Subsidiaries further request that each supplemental order be issued by the Commission without further time-consuming public notice.

D.	Financing Entities

	Consolidated and the Non-utility Subs seek authority to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issue to third parties of monthly and quarterly income preferred securities. Request is also made for these financing entities to issue such securities to third parties in the event such transactions involving financing by Consolidated may not be covered by exemptive Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by Consolidated to a financing entity in return for the proceeds of the financing and (ii) the acquisition by Consolidated of voting interests or equity securities issued by the financing entity to establish Consolidated's ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, such as shares of stock or partnership interests, involving an amount usually ranging from 1 to 3 percent of the capitalization of the financing entity). Consolidated and the Non-utility Subsidiaries also request authorization to enter into expense agreements with their respective Financing Entities, pursuant to which they would agree to pay all expenses of such entity.


V. PARENT COMPANY GUARANTEES

	Consolidated and its Non-utility Subsidiaries request authorization to enter guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective Subsidiaries to third parties as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses. The maximum aggregate limit on all such credit support by Consolidated and by all Subsidiaries at any one time will be $2 billion. The $2 billion on guarantees is in addition to the $7 billion limit on Consolidated's external financing and the $1.5 billion limit on intra-system financing requested elsewhere herein. Such authorization of Consolidated to provide credit support would supersede and replace the current authorization of Consolidated to guarantee up to $750 million of obligations of CNG Energy Services Corporation as set forth in Commission order dated November 16, 1993, HCAR No. 25926, File No. 70-8231.

VI. FILING OF CERTIFICATES OF NOTIFICATION

	It is proposed that, with respect to Consolidated, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Consolidated. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur.

     The Rule 24 certificates will contain the following information:

	(a) If sales of common stock by Consolidated are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

	(b) If purchases by Subsidiaries of their securities from their respective parents are reported, the purchase price and the basis on which it is determined;

	(c) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Consolidated, that has engaged in financing transactions during the quarter; and

	(d) Future registration statements filed under the 1933 Act with respect to securities that are the subject of the Application will be filed (or incorporated by reference) as exhibits to the next certificate filed pursuant to Rule 24.

VII. CURRENTLY EFFECTIVE SYSTEM FINANCING FORM U-1 SUPERSEDED

	On April 28, 1995 Consolidated and certain of its Subsidiaries filed a Form U-1 application-declaration, File No. 70-8619, seeking Commission authorization for Consolidated System financing for the fiscal period July 1, 1995 through June 30, 1996. The Form U-1 in such earlier proceeding is in the traditional format used by Consolidated over many years in seeking intra-system financing on an annual basis. An order dated June 29, 1995, HCAR No. 26321, was issued by the Commission in the File No. 70-8619 proceeding. An order issued in this proceeding would supersede and replace the authorizations granted in the June 29, 1995 order.

                        VIII.  RULE 53 SATISFIED

	Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied in its case as follows.
	Fifty percent of Consolidated's retained earnings as of September 30, 1995 was $634,048,000. Consolidated does not own any interests in a FUCO. Consolidated's aggregate investment (as defined in Rule 53(a)(l)(i)) in EWGs as of the date of filling of this Application is estimated to be approximately $18,000,000, thereby satisfying Rule 53(a)(l).

	Consolidated and its subsidiaries maintain books and records to identify the investments in and earnings from its EWGs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the SEC access to such books and records and financial statements as it may request.
	Employees of Consolidated's domestic public-utility companies at this time do not render services, directly or indirectly, to the EWGs in the Consolidated System, thereby satisfying Rule 53(a)(3). There has been compliance with Rule 53(2)(4) in regard to Consolidated's only filing for EWG and FUCO financing, currently pending at File No. 70-8759.
	None of the conditions described in Rule 53(b) exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

     (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or declarant or any affiliate of any such associate company.


          None, except as set forth in Item 1.(a) above.


     (c) If the proposed transaction involves the acquisition of securities not listed by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

          Inapplicable.

     (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

          Inapplicable.


Item 2.  Fees, Commissions and Expenses
         ______________________________

      (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

		It is estimated that underwriting fees and all other expenses in a transaction not involving competitive bidding will not exceed 5% of the proceeds. The fees and other expenses involved with a competitively bid transaction will not exceed approximately 0.5% of the proceeds.

	Since the authorization period request is for approximately five years and it is currently difficult to estimate with any precision future counsels' fees, no separate memorandum of services of counsel selected by an applicant to act for the successful bidder in a transaction involving competitive bidding needs to be filed.

     (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

        Charges of Consolidated Natural Gas Service Company, Inc. in connection with the preparation of this application-declaration on Form U-1 and other related documents and papers required to consummate the proposed transactions are included in the information stated above.



Item 3.  Applicable Statutory Provisions
         _______________________________

      (a) State the sections of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

		Applicable Statutory
	Transactions	Provisions or Rules
	____________	____________________

	Issuance of securities by	Section 6(a) and 7
	Consolidated to non-associ-
	ate parties

	Issuance of securities by	Section 6(a) and 7;
	Non-utility Subsidiaries to	Rule 43
	Consolidated.

	Acquisition of securities	Section 9(a), 10 and
	of Non-utility Subsidiaries	12(b); Rule 45
	by Consolidated.

	Issuance of securities by	Section 6(a) and 7;
	a Financing Entity to its	Rule 43
	parent.

	Acquisition of securities	Section 9(a), 10 and
	of a Financing Entity by	12(b); Rule 45
	its parent.

	Issuance of short-term debt	Section 6(a) and 7;
	by Utility Subsidiaries	Rule 43
	to Consolidated.

	Acquisition of short-term	Section 9(a), 10 and
	debt securities of Utility	and 12(b); Rule 45
	Subsidiaries by Consolidated.

	Amendment of the certificate	Section 6(a); Rule 62
	of incorporation of Consoli-
	dated and Subsidiaries to
	increase their respective
	capitalization.

	Amendment of the certificate	Section 6(a); Rule 62
	of incorporation of Consoli-
	dated to eliminate the current
	preferred stock provision and
	to substitute therefor new
	provisions authorizing a class
	of preferred stock with up-to-
	date provisions.

	Acquisition of shares of	Section 9(a) and 10:
	their own respective outstand-	Rule 42
	ing stock by Consolidated and
	the Subsidiaries.

	Guarantees, expense agreements	Section 6(a), 7 and
	and other credit support given	12(b); Rule 45
	by Consolidated and the
	Subsidiaries to their
	respective Subsidiaries.

	If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act for Rule or Regulation other than those cited hereinabove, such authorization, approval or exemption is hereby requested.


     (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

          Inapplicable.

Item 4.   Regulatory Approval
          ___________________

     (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

          The Public Service Commission of West Virginia has jurisdiction over the purchase by Hope Gas Inc. of its capital stock from Consolidated.
          The Virginia State Corporation Commission has jurisdiction over the purchase by Virginia Natural Gas, Inc. of its capital stock from Consolidated.
          The Pennsylvania Public Utility Commission has jurisdiction over the purchase by The Peoples Natural Gas Company of its capital stock from Consolidated.
          No other State commission and no Federal commission other than the Securities and Exchange Commission has jurisdiction over any of the proposed transactions.


     (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

          Required applications as needed will be filed with the commissions mentioned above.


Item 5.   Procedure
          _________

     (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

          It is requested that Commission action with respect to the transaction set forth in this application-declaration become effective on or before March 31, 1996.


     (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Office of Public Utility Regulation of the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


          It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The Office of Public Utility Regulation of the Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.   Exhibits and Financial Statements
          _________________________________

          The following exhibits and financial statements are filed as a part of this statement:


     (a)  Exhibits

          A-1 The certificate of incorporation and by-laws of Consolidated as filed as exhibits to Consolidated's Form U5S, File No. 30-203, are hereby incorporated by reference.

          A-2  Form of provisions to be included in an
               amendment to the certificate of incorporation of Consolidated creating New Preferred Stock.

          A-3  Form of Commercial Paper notes.
               (Incorporated by reference to Files No. 70-6153 and 70-7393.)

          A-4  Form of Indenture.
               (Incorporated by reference to Exhibit A of File No. 70-8107)

          A-5 Draft of Notice of Annual Meeting and Proxy Statement proposed to be used in connection with the annual meeting of Stockholders.

          B-1 Form of Standard Purchase Agreement Provisions - Debt Securities including Form of Purchase Agreement
               (Incorporated by reference to Exhibit B of File No. 70-8107)

          B-2 Form of Standard Purchase Agreement Provisions - Stock including Form of Purchase Agreement

          C-1  Form S-3 Registration Statement.
               (Incorporated by reference to Registration
               Statement No. 33-49469 filed via EDGAR on
               April 6, 1993)

          C-2  Form S-3 Registration Statement.
               (Incorporated by reference to Registration
               Statement No. 33-52585 filed via EDGAR on
               March 9, 1994)

          D - Applications to, and orders issued by, state commissions relating to the buy back of common stock or preferred stock by Hope Gas, Inc., The Peoples Natural Gas Company, or Virginia Natural Gas, Inc.
              (To be filed by amendment; further specific exhibit
               designation will be made at time of filing.)


          F    Opinion of Counsel

          G - Currently effective authorizations for sale of stock to employee benefit plans and dividend reinvestment plan, and for acquisition of treasury shares on the open market.

          O -  Proposed notice pursuant to Rule 22(f).


     (b)  Financial Statements

		Financial statements included in Consolidated's Form 10-K for the year ended December 31, 1994 and in Consolidated's Form 10-Q for the quarters ended March 31, June 30, 1995 and September 30, 1995 are hereby incorporated by reference to File No. 1-3196 under the 1934 Act.


Item 7.   Information as to Environmental Effects
          _______________________________________

     (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(c) of the National Environmental Policy Act (42 U.S.C. 4332(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

          As more fully described in Item 1(a), the proposed transactions subject to the jurisdiction of this Commission relate to financing proposals and involve no major federal action significantly affecting the human environment.


     (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

          None.

SIGNATURES
__________

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

							CONSOLIDATED NATURAL GAS COMPANY

							By  	D. M. Westfall, Senior Vice President
								and Chief Financial Officer

							CNG COAL COMPANY
							CNG ENERGY SERVICES CORPORATION
							CNG PRODUCTS AND SERVICES, INC.
							CNG FINANCIAL SERVICES, INC.
							CNG POWER COMPANY
							CNG MARKET CENTER SERVICES, INC.
							CNG PRODUCING COMPANY
							CNG PIPELINE COMPANY
							CNG RESEARCH COMPANY
							CNG STORAGE SERVICE COMPANY
							CNG TRANSMISSION CORPORATION
							CONSOLIDATED NATURAL GAS SERVICE
							   COMPANY, INC.
							CONSOLIDATED SYSTEM LNG COMPANY
							HOPE GAS, INC.
							THE EAST OHIO GAS COMPANY
							THE PEOPLES NATURAL GAS COMPANY
							VIRGINIA NATURAL GAS, INC.
							WEST OHIO GAS COMPANY

							By  N. F. Chandler, Their Attorney

Dated:   March 18, 1996